Filed by American Finance Trust, Inc.

Commission File No. 000-55197

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

This filing relates to the proposed merger of American Finance Trust, Inc. (“AFIN”) and American Realty Capital — Retail Centers of America, Inc. (“RCA”). The following are (1) a form of an email communication to be sent by AFIN to AFIN’s stockholders inviting stockholders to attend future webcasts relating to the proposed merger, (2) a form of an email communication to be sent by AFIN to AFIN’s stockholders reminding them to vote on the proposed merger, (3) a form of an email communication to be sent by RCA to RCA’s stockholders inviting stockholders to attend future webcasts relating to the proposed merger, and (4) a form of an email communication to be sent by RCA to RCA’s stockholders reminding them to vote on the proposed merger.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, AFIN and RCA filed a joint proxy statement/prospectus with the SEC on December 16, 2016. BOTH AFIN’S AND RCA’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by AFIN and RCA with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by AFIN with the SEC are also available free of charge on AFIN’s website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA’s website at www.retailcentersofamerica.com.

Please join us for one of our upcoming American Finance Trust (“AFIN”) webcasts where we will discuss the proposed merger with American Realty Capital-Retail Centers of America (“RCA”). The next webcast will be held [ ], [ ], 2017 at [ ][a.m.][p.m.] Eastern.(1)

We will discuss information contained in the joint proxy statement/prospectus (Link to Proxy) during these calls.

A Special Meeting of AFIN stockholders will be held on February 13, 2017 to approve the merger. Shareholders are being asked to vote their shares at or before the Special Meeting.

Michael Weil, CEO and President, and Nick Radesca, CFO, will participate in the webcast presentation which is designed specifically to address the proposed merger.

(1)	To include date and time of next scheduled webcast.

Please see below for webcast details:

[ ], [ ], 2017 - [ ] [a.m.][p.m.] Eastern.(2)

Click here to add this webcast to your calendar

To view the rest of the webcast schedule for the month of January, please visit the AR Global website calendar here.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.AMERICANFINANCETRUST.COM OR AT WWW.RETAILCENTERSOFAMERICA.COM.

Copyright © 2016 AR Global Investments, LLC All rights reserved.
405 Park Avenue, New York, NY 10022 | T: 212-415-6500.

(2)	To include date and time of next scheduled webcast.

AMERICAN FINANCE TRUST, INC.

2017 Special Meeting February 13, 2017

You are receiving this email because either the company has supplied additional information for your review or we have not yet received your voting instructions. If you have already voted and do not wish to change your instructions, there is no need to resubmit your vote.

Important proxy voting material is ready for your action.

This email represents the following share(s):
AMERICAN FINANCE TRUST, INC.	123,456,789,012.00000
AMERICAN FINANCE TRUST, INC.	123,456,789,012.00000
AMERICAN FINANCE TRUST, INC.	123,456,789,012.00000
AMERICAN FINANCE TRUST, INC.	123,456,789,012.00000
AMERICAN FINANCE TRUST, INC.	123,456,789,012.00000
AMERICAN FINANCE TRUST, INC.	123,456,789,012.00000

Three

Ways to Vote

Now via ProxyVote	Vote By February 12, 2017 11:59 PM ET
At the Meeting
By Phone 1.800.690.6903	Control Number: 0123456789012345

Dear AMERICAN FINANCE TRUST, INC. Stockholder,

In December 2016 we mailed you proxy materials related to the Special Meeting of AMERICAN FINANCE TRUST, INC. (“AFIN”) stockholders being held on February 13, 2017.

For the reasons set forth in the proxy statement, dated December 16, 2016, the AFIN Board of Directors recommends that you vote “FOR” the following proposals:

1. to consider and vote on a proposal to approve the merger of American Realty Capital - Retail Centers of America, Inc., a Maryland
corporation (“RCA”), with and into Genie Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of AFIN, pursuant to the Agreement and Plan of Merger, dated as of September 6, 2016, as it may be amended from time to time, which we refer to as the merger agreement, by and among AFIN, American Finance Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of AFIN, Genie Acquisition, LLC, RCA and American Realty Capital Retail Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of RCA and the issuance of shares of common stock of AFIN, par value $0.01 per share, which we refer to as AFIN common stock, to the stockholders of RCA pursuant to the merger agreement; and

2. to consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement.

We ask that you review the proxy materials and submit your vote in connection with the Special Meeting as soon as possible.

Your participation will help AFIN achieve the required number of votes needed in order to hold the Special Meeting.

Your vote matters and AFIN and we appreciate you taking a few minutes to vote now.

AFIN has provided a recording of the webcast presentation on the proposed merger for your reference here:

https://materials.proxyvote.com/Approved/02917Y/20161215/SUPP_306406.PDF

AFIN offers this presentation as a supplement to the joint proxy statement/prospectus mailed to you in late December 2016.

Please call us at 855-973-0094 to speak with an agent for live assistance with voting your shares.

Sincerely,

Broadridge Investor Communication Solutions, proxy solicitor for the AFIN Special Meeting.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.AMERICANFINANCETRUST.COM OR AT WWW.RETAILCENTERSOFAMERICA.COM.

Important

Materials

   Proxy Statement

   Supplement

For holders as of December 15, 2016

© 1997 - 2017 Broadridge Financial Solutions, Inc.
ProxyVote and Broadridge are trademarks of Broadridge Financial Solutions, Inc.
CUSIP is a registered trademark of the American Bankers Association.
All other registered marks belong to their respective owners.
Email Settings | Terms and Conditions | Privacy Statement

This message and any attachments are intended only for the use of the addressee and may contain information that is privileged and confidential. If the reader of the message is not the intended recipient or an authorized representative of the intended recipient, you are hereby notified that any dissemination of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by e-mail and delete the message and any attachments from your system.

Please join us for one of our upcoming American Realty Capital-Retail Centers of America (“RCA”) webcasts where we will discuss the proposed merger with American Finance Trust (“AFIN”). The next webcast will be held [ ], [ ], 2017 at [ ] [a.m.][p.m.]
Eastern.(1)

We will discuss information contained in the joint proxy statement/prospectus (Link to Proxy) during these calls.

A Special Meeting of RCA stockholders will be held on February 13, 2017 to approve the merger. Shareholders are being asked to vote their shares at or before the Special Meeting.

Michael Weil, CEO and President, Kase Abusharkh, CIO, and Katie Kurtz, CFO, will participate in the webcast presentation which is designed specifically to address the proposed merger.

(1)	To include date and time of next scheduled webcast.

Please see below for webcast details:

[ ], [ ], 2017 - [ ] [a.m.][p.m.] Eastern.(2)

Click here to add this webcast to your calendar

To view the rest of the webcast schedule for the month of January, please visit the AR Global website calendar here.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.AMERICANFINANCETRUST.COM OR AT WWW.RETAILCENTERSOFAMERICA.COM.

Copyright © 2016 AR Global Investments, LLC All rights reserved.
405 Park Avenue, New York, NY 10022 | T: 212-415-6500.

(2)	To include date and time of next scheduled webcast.

ARC - RETAIL CENTERS OF AMERICA, INC.

2017 Special Meeting February 13, 2017

You are receiving this email because either the company has supplied additional information for your review or we have not yet received your voting instructions. If you have already voted and do not wish to change your instructions, there is no need to resubmit your vote.

Important proxy voting material is ready for your action.

This email represents the following share(s):
AMERICAN REALTY CAP RETAIL CENTERS	123,456,789,012.00000
AMERICAN REALTY CAP RETAIL CENTERS	123,456,789,012.00000
AMERICAN REALTY CAP RETAIL CENTERS	123,456,789,012.00000
AMERICAN REALTY CAP RETAIL CENTERS	123,456,789,012.00000
AMERICAN REALTY CAP RETAIL CENTERS	123,456,789,012.00000
AMERICAN RLTY CAP RETAIL CTRS	123,456,789,012.00000

Three

Ways to Vote

Now via ProxyVote	Vote By February 12, 2017 11:59 PM ET
At the Meeting
By Phone 1.800.690.6903	Control Number: 0123456789012345

Dear American Realty Capital - Retail Centers of America, Inc. Stockholder,

In December 2016 we mailed you proxy materials related to the Special Meeting of American Realty Capital - Retail Centers of America, Inc. (“RCA”) stockholders being held on February 13, 2017.

For the reasons set forth in the proxy statement, dated December 16, 2016, the RCA Board of Directors recommends that you vote “FOR” the following proposals:

1. to consider and vote on a proposal to amend RCA’s charter, which we refer to as the RCA Charter Amendment;

2. to consider and vote on a proposal to approve the merger of RCA with andinto Genie Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of American Finance Trust, Inc., a Maryland corporation (“AFIN”), pursuant to the Agreement and Plan of Merger, dated as of September 6, 2016, which we refer to as the merger agreement, by and among AFIN, American Finance Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of AFIN, Genie Acquisition, LLC, RCA and American Realty Capital Retail Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of RCA; and

3. to consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger.

We ask that you review the proxy materials and submit your vote in connection with the Special Meeting as soon as possible.

Your participation will help RCA achieve the required number of votes needed in order to hold the Special Meeting.

Your vote matters and RCA and we appreciate you taking a few minutes to vote now.

RCA has provided a recording of the webcast presentation on the proposed merger for your reference here:

https://materials.proxyvote.com/Approved/02918G/20161215/SUPP_306405.PDF

RCA offers this presentation as a supplement to the joint proxy statement/prospectus mailed to you in late December 2016.

Please call us at 855-973-0094 to speak with an agent for live assistance with voting your shares.

Sincerely,

Broadridge Investor Communication Solutions, proxy solicitor for the RCA Special Meeting.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.AMERICANFINANCETRUST.COM OR AT WWW.RETAILCENTERSOFAMERICA.COM.

Important

Materials

   Proxy Statement

   Supplement

For holders as of December 15, 2016

© 1997 - 2017 Broadridge Financial Solutions, Inc.
ProxyVote and Broadridge are trademarks of Broadridge Financial Solutions, Inc.
CUSIP is a registered trademark of the American Bankers Association.
All other registered marks belong to their respective owners.
Email Settings | Terms and Conditions | Privacy Statement

This message and any attachments are intended only for the use of the addressee and may contain information that is privileged and confidential. If the reader of the message is not the intended recipient or an authorized representative of the intended recipient, you are hereby notified that any dissemination of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by e-mail and delete the message and any attachments from your system.